ROCK N ROLL DONUT BAR

Disrupting the *boring* business of Happiness and Donuts!



Gourmet Donuts | Craft Brews on Tap | Breakfast and Lunch Food Menu | 100% Plant Based

ROCK N ROLL DONUT BAR



Why do we exist? What makes us different?
What are customers saying?
How will we protect our competitive advantage?



Gourmet Donuts





Craft Brews on Tap



100% Plant Based

Breakfast and Lunch Food Menu



Monterey Bay Aquarium®



CONSERVATION SOCIETY OF CALIFORNIA | OAKLAND ZOO



CASA de FRUTA®
Celebrating Over 115 Years
SINCE 1908

ROCK N ROLL DONUT BAR



Why do we exist? What makes us different?
What are customers saying?
How will we protect our competitive advantage?



Rock N Roll Donut Bar
4.8 ★★★★★ 397 reviews
Donut shop



Scott B.
50 friends
57 reviews

★★★★ 2022-10-10 22:19:37

I have tried some pretty amazing vegan donuts throughout the country. Donut Farm (Oakland,) Timeless (Oakland) Vegan Donut Gelato (Oakland) Voodo (Portland), Glam Doll (Minneapolis), Vegan Treats (Bethlehem, PA). Revolution (Atlanta). Rock and Roll Donuts is the new champion of all and it's not even close (and most of the others are still great). My admiration for this place frightens me. It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world.

Scott K.
Owner

10/11/2022 - Thank you so much. That is just such an incredibly kind, thoughtful and delicious review (lol)! I'm speechless- and that is not easy to do!! Check your DM :) Sincerely, Scott





Rock N Roll Donut Bar
★★★★★ 131 reviews

Claimed • $$ • Donuts   Edit

Open 8:00 AM - 9:00 PM   See hours

ROCK N ROLL DONUT BAR



Why do we exist? What makes us different?
What are customers saying?
How will we protect our competitive advantage?

Alane Klein
Local Guide · 96 reviews
★★★★★ a month ago

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5.




+8

Amelia Baker
8 reviews
★★★★★ a month ago

freaking amazing donuts and customer service! the staff put up with our jokes and interrogation about ingredients, he happily told us all donuts were fully vegan! as someone who opts out of sweets due to a vegan diet I was skeptical at ...

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Rock N Roll Donut Bar
4.8 ★★★★★ 397 reviews
Donut shop



Rock N Roll Donut Bar
★★★★★ 131 reviews
✓ Claimed · $$ · Donuts   Edit
⊙ Open 8:00 AM – 9:00 PM   See hours

ROCK N ROLL DONUT BAR



Why do we exist? What makes us different?
What are customers saying?
How will we protect our competitive advantage?

The Business Objective of Rock N Roll Donut Bar is to become the FIRST Nationwide Plant Based Donut Shop focused on selling a few minutes of stress free happiness via the shock value of beautiful gourmet donuts, an exciting brand experience like nothing ever seen that is enhanced with a food menu, beer menu and wholesale services to local entertainment businesses and catering companies.

Featured in:
Monterey Bay Aquarium
Oakland Zoo
Casa De Fruta Resort



ROCK N ROLL DONUT BAR

This Vegan Burger Chain Just Raised $7.5 Million to Open Its First Drive-Thru Outside of California

Vegan burger chain Plant Power Fast Food will use the new funding to continue its expansion plans, with several new locations in California and two drive-thru restaurants in Las Vegas.



by NICOLE AXWORTHY
MAY 28, 2021

878 Shares

Next Level Burger Raises $20M to Fuel the Future of Plant-Based Restaurants

The round will help accelerate the vegan burger joint chain down the path toward their goal of 1,000 units nationwide



nextlevel

The proven combination of a plant based savory menu inside the donut shop with milkshakes and beer makes the perfect unique offering and currently generates over $1M a year in pilot location.



Use of Funds -> Open New Location in Downtown Santa Cruz

- Produce Donuts at current location in Monterey, CA with existing staff and delivery donuts to new location daily.

- Minimizes staff, logistics, training and startup equipment expenses.

- Simplifies daily operations only need 1 key holder and 2 cashiers.

- Enables us to sell twice as many donuts at almost the same cost of production (less than $10,000 increase in bi-weekly payroll to support new production and delivery).

- Major Tourist Area - Projecting $1.8M first year, target open window April 15th - June 15th.

- Local University - UC Santa Cruz, High Schools nearby, movie theatre, shopping mall, restaurants, street performers and Apartment Complexes. 5 Minutes from the Beach Boardwalk.

- Santa Cruz is known for plant based population and there is no designer donut shop within hours or high end dessert shop.



ROCK N ROLL DONUT BAR

UC Santa Cruz
Heart of Downtown Santa Cruz
Santa Cruz Boardwalk
Costco Wholesale
UC Santa Cruz Arboretum & Botanic Garden
Westlake Park
Taqueria Los Perico
Whole Foods Market
1335 Pacific Ave,
SEABRIGHT
Seabright Beach
Twin Lakes State Beach
Starbucks
Safeway
Dream Inn
Cowell Beach

Starbucks did $2.3M in 2020.
STARBUCKS COFFEE
O' MY SOLE
BIRKENSTOCK
1335 P
Santa C
Pizza My Heart
Google



ROCK N ROLL DONUT BAR

What's happening now?
Why raise funds?
What will become of it?

Revenue increase from new retail location in Santa Cruz targeting tourists and locals.

Debt Based Raise $124,000

Use of funds -
Launch New Retail Front
$30K Buildout & Graphics
$50K Kitchen Improvements
Cash reserves

Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales / Total Revenue	$1,500,000	$3,200,000	$3,520,000	$3,872,000	$4,259,200
Revenue Growth Rate	n/a	50%	10%	10%	10%
Cost of goods sold	$270,000	$405,000	$445,500	$490,050	$539,055
Gross profit	$1,230,000	$2,795,000	$3,074,500	$3,381,950	$3,720,145
OpEx - *The costs of running your business*					
Rent	$240,000	$486,000	$652,150	$668,454	$685,165
Equipment lease	$120,000	$120,000	$0	$0	$0
Utilities	$36,000	$54,000	$59,400	$65,340	$71,874
Insurance	$54,000	$73,350	$109,834	$112,580	$115,394
Advertising	$24,000	$36,000	$39,600	$43,560	$47,916
Legal & Professional	$10,000	$10,250	$10,506	$10,769	$11,038
Office and Admin	$36,000	$54,000	$59,400	$65,340	$71,874
Repairs & Maintenance	$10,000	$15,000	$16,500	$18,150	$19,965
Payroll	$600,000	$900,000	$990,000	$1,089,000	$1,197,900
Manager salary	$70,000	$161,750	$354,044	$362,895	$371,967
Delivery Vehicles and Maintenance	$0	$51,000	$52,275	$53,582	$54,921
Total	$1,200,000	$1,961,350	$2,343,709	$2,489,669	$2,648,015
Operating Profit	$30,000	$833,650	$730,791	$892,281	$1,072,130

ROCK N ROLL DONUT BAR



Team:

Scott Kirkpatrick - Founder, 22 years in Direct Sales and Internet Marketing. Hit fastest growing company in San Diego 5 times in career. Hit INC 5000 fastest growing companies in the nation 3 times in career. Launched startups for Google Ventures and many other VCs.

Nhat Le - Production Manager, 15 years in food service industry. Managed the food production facility for City of San Jose for 5 years delivering over 3,000 meals daily.

Bill Locklar - General Contractor, 35 years in restaurant expertise. Bill owns and operates Monterey Bay Restaurant Equipment and Santa Cruz Restaurant Equipment building and maintaining almost every restaurant in the peninsula over his career.